INVEST IN SOKO

Social impact jewelry brand and manufacturing platform for artisans in Kenya

PITCH VIDEO | INVESTOR PANEL


SOKO

shopsoko.com San Francisco CA

Technology | Infrastructure | Retail | Design | Fashion

LEAD INVESTOR

Robin Rice

I believe in SOKO on many levels. As a brand that not only makes incredibly beautiful jewelry but as brand that is dedicated to doing good in the world by supporting their artisans and employees. I also come from the perspective of having worked both with and for Joanne Calabrese. I have always found Joanne to be an incredibly talented leader who works from both her head and her heart. Joanne has guided several large brands to great success in her career. When she is doing work that she believes in she works tirelessly to make sure she and her team make it happen. Soko's mission, both as it pertains to the product and to the meaningful contributions that it makes to the employees and workers, is Joanne's passion. Her focus is on building a great company, a great brand and doing good in the world. I fully believe that having the appropriate financial support will allow her to continue to build a profitable, successful company

OVERVIEW | UPDATES 5 | WHAT PEOPLE SAY 10 | ASK A QUESTION 1

Highlights

1. 🔥 Revenue of $13.4M from 2014 - 2020; Online growth +50% in 2020, +88% YTD.
2. ✅ Mobile-tech manufacturing platform connecting 2,300 independent artisans to the global market.
3. 🙌 Artisans working with SOKO earn 5X more, impacting 11,600 beneficiaries.
4. 🛍 Featured in Elle, Marie Claire, Oprah Magazine, Instyle and Worn by Michelle Obama!
5. 💰 Raised $3.7M during 2019-2020 Series A fundraise.
6. 🚀 Customer Lifetime Value of $194+; 45,000+ Customers; 18% Repeat Customer Rate.
7. 📰 Last summer, US retail jewelry sales grew by $1 billion year over year according to Coresight Research.

Our Team



Joanne Calabrese CEO

Joanne Calabrese, a seasoned retailer, wholesaler and merchant has led teams at Fortune 500 companies, including VP roles at Gap Inc. and DFS, and also served as President of The Body Shop, Americas Region and Head of the Americas for Fossil Group.

> The artisan craft industry is the second-largest employer in the developing world, often addressed through charitable endeavors which are not scalable. Artisans face barriers entering the global market due to a lack of financial infrastructure which is keeping artisans trapped in poverty. SOKO created a business model where everyone wins.



Perminus Nyangena Head of Global Supply Chain Operations

Heads up all aspects of the global supply chain including manufacturing, artisan management, logistics, fulfillment, QA, gold-plating, and inventory management. Former supply chain leadership roles at Envirofit Inc,Fin-Clean Tech, MamaToto, and Jibu.



Serah George Group Finance & Controller

Responsible for corporate accounting, regulatory and financial reporting, budget and forecast preparation. Also develops internal control policies and procedures. Former finance management roles at iProcure, Big Square Kenya, and Amana Capital.

WE CAN CHANGE THE CYCLE OF POVERTY



SOKO is a women-led, ethical jewelry brand and tech-powered manufacturing platform built to connect artisan communities in Kenya with the global market worldwide.

We use mobile technology to connect marginalized Kenyan artisans, directly to new customers globally. Unlike centralized factory production, we are using technology to support and enable the human workforce. In doing so, we've created an efficient "virtual factory".

BRAND ORIGIN



Handcrafted, heritage techniques to modern styling.

SOKO was started by 3 ambitious women determined to make a difference. With diverse backgrounds, each contributed their skill sets towards a singular goal: to uplift the artisan community in Kenya by sharing their localized craft with a global audience.

The tenets of our origin story remain true. We're inspired by powerful women who cease to be defined by the status quo. Through exploration of form, materiality and artisan techniques, we create jewelry collections with evolved classics and subtle statements to celebrate uninhibited self-expression.

ECONOMIC EMPOWERMENT IS THE KEY TO LASTING CHANGE





Drone footage from Kibera, the largest slum in Africa, located outside of Nairobi, Kenya, where most of our artisan partners live and work.



Wilkister, skilled artisan and SOKO partner since 2015.

The artisan craft industry is the second-largest employer in the developing world, yet also one of the most marginalized. This issue is often addressed through charitable organizations which does not lead to long-term, lasting change.

Most production takes place in small, informal workshops. Due to limited local sales and lack of financial infrastructure, millions of talented artisans are trapped in poverty, unable to earn enough to support their families.

By holistically developing new systems and infrastructures, we can tackle the barriers that artisans face and bring more income to our partners in the community.

THE SOKO MODEL: A Human-Powered Virtual Factory

Our proprietary supply chain technology transforms the mobile phone into a powerful scalable business tool, which we call a 'virtual factory'.

OUR MOBILE APP MANAGES ARTISAN WORKFLOW.



| Accepts and tracks orders | Organizes financials and payments | Share product specifications | Creates a "virtual" workshop |

Our virtual factory standardizes manufacturing to ensure quality and provides artisan leaders with tools, resources and innovative ways to preserve heritage techniques. From product specs to payment, news and information, training, and asset financing, workshop operations are automated in the mobile application.

By leveraging technology, we can scale artisan production of handcrafted jewelry. This is a new approach to manufacturing — one that disrupts large-scale factory production models.

Through this virtual factory, we've created a supply chain that empowers artisans in underserved communities to sustainably utilize and improve skills while managing and growing their business.

while managing and growing their business.

USING TECHNOLOGY TO ENABLE THE HUMAN WORKFORCE



One of SOKO's artisan partners, Onesmus Ngao, reviews his work order on our proprietary mobile app.

SOKO connects over 2300 independent artisans, supporting their work to create modern, handcrafted jewelry and share it with the world by bringing it to the global market.

With an integrated approach to product delivery, we have reduced inefficiencies, waste and costs, while addressing relevant fashion trends. In 2020, we improved our supply chain efficiency, reducing our order to product delivery time by 50%. The flexibility of our production model caters to a single e-commerce order or brand purchasing large quantities.

Unlike centralized factory production, we are using technology to support and enable the human workforce. We have transformed the mobile phone into a tool enabling artisans in underserved communities to reach international markets.



Our mobile app allows artisans to support themselves, their families and communities, as well as, invest in their futures.

Greater access creates the potential for more income, which allows artisans to support themselves, their families and communities, as well as, invest in their future with education, equipment, livestock and land. This support has the potential to change the cycle of poverty— to change lives and change the world.



"I never thought I would have my own workshop and then through the support of SOKO, I have these workshops. I employ people and they depend on what we do to support their families and we are growing each and every day."

– VERONICA

PRESS HIGHLIGHTS

PRESS HIGHLIGHTS


ESSENCE
GIFT GUIDE
Michelle Obama
OPENS UP

Michelle Obama on the cover of Essence Magazine wearing SOKO in the November 2018 issue.

SOKO is featured in various print and digital media outlets such as Oprah Magazine, Instyle, ELLE, Marie Claire, WhoWhatWear, and Coveteur.


O
JOY


Gisele

Giselle, supermodel, and sustainability & social impact advocate featured in Marie Claire: The Changemaker Issue in April 2020.

SOKO, an emerging favorite brand among editors, stylists, and celebs. We've built strategic partnerships with key influencers like Natalie Borton and Katie Moser of @WhatKateFinds.



SUCCESS TO DATE



SOKO customers are the reason for our success. With a socially conscious approach, our community's values closely align with our own. This is an opportunity to invest in a brand and mission that you believe in.

From 2014-2020, we've generated $13.4M in revenue. We've learned a lot about our business in the past year. Just 3 years ago, online retail represented 24% of our business; prior to 2018, we were largely dependent on wholesale.

We partnered with key digital fashion market leaders like Nordstrom.com, Shopbop, NeimanMarcus.com, Revolve, Madewell and Anthropologie, to name a few.

shopbop NORDSTROM Neiman Marcus

Today, online retail has grown to 70% of the business. Based on this success, we shifted our efforts to an online retail strategy and Q1 2021 revenues are up 162%.



The above slide contains forward-looking projections that are not guaranteed.



We've made significant headway in understanding our target audience and how to best reach our customers. We've worked hard on diversifying our acquisition strategy and are actively engaging with customers at all points of the funnel. As a result, we've seen great success reducing our Cost of Acquisition and improvements in our Customer Lifetime Value.



45,000+
CUSTOMERS

$119
AVERAGE ORDER VALUE

18%
REPEAT CUSTOMER RATE

77%

GROSS PRODUCT MARGIN



Joyce Akoth, one of SOKO's artisan partners since 2017.

We've grown our email list by almost 150% with a total list size of 130,000+ email and SMS.

130,000+

EMAILS AND SMS

And our work with influencers has increased our social following.

 **61K**    **16K**    **5K**   TOTAL SOCIAL **+82K**

Our current CLV is $194 and increasing
Our current CAC is $58 down -17%

$194
CUSTOMER
LIFETIME VALUE

$58
CUSTOMER
ACQUISTION COST

OUR BOARD

With an impressive array of experience, our current investors and board members actively serve as involved and supportive mentors.



Steve Beck
Co-Founder and
Managing Director of
Novastar Ventures

Daniel Epstein
Founder of
Unreasonable
Group

Liz White
Chief Customer
Officer at Ashley
Stewart, Inc.

Randy Belcher
EVP, Asia Pacific
at Fossil Inc.

THE OPPORTUNITY





Now more than ever, Millenial and Gen Z consumers are choosing mission driven brands that value sustainability and social impact — and both are inextricably built into our DNA. According to Accenture, 45% of consumers said they're making more sustainable choices when shopping and will likely continue to do so. In December, this figure rose to 66%.

The global fashion jewelry industry is projected to grow at 15% annually through 2025 to $39B+ and SOKO is poised for success in this growing market.



Simple, Classic, Yet Elevated

I just received these earrings and I am blown away by how gorgeous they are! They are simple and classic, yet elevated and SUCH good quality! I also love how much this brand is committed to social responsibility. I've definitely become a lifetime customer and huge advocate of the brand. I can't wait to purchase some more SOKO pieces!

-MARISSA

 

OUR FUTURE IS BRIGHT



We want you to be a part of our growth!

Your investment will help us:

- Ensure our artisan partners continue to receive the highest-level of support to maintain, grow and positively impact their businesses.

- Improve visibility through a refined paid and social media strategy.

- Build a loyal community through a Loyalty and Brand Ambassador Program.

- Add inventory to support the rapid growth of our digital marketplaces.

WE CAN MAKE AN IMPACT TOGETHER





As a certified B-Corp, we strategically balance purpose with profit. By leveraging the power of business for maximum positive impact, we can build a more inclusive and sustainable economy to help solve the social and environmental challenges our world faces today.

We continue to work towards reducing inequality and poverty, building a healthier environment, stronger communities through the creation of high-quality jobs with dignity and purpose because financial inclusion and economic sovereignty are the keys to lasting impact and change.

We're paving the way for higher standards that benefit all stakeholders - our artisan partners, their communities, our team that passionately works together to make a positive impact, and you.

INVEST TODAY and join us in raising the standard of ethical production.